Exhibit 7.3

July 10, 2002

Blair R. Kraus
ARTHUR ANDERSEN LLP
355-4th Avenue SW
Suite 2100
Calgary, Alberta T2P 0J1

Dear Mr. Kraus:

This letter is to advise you that Energy Exploration Technologies has accepted the resignation of Arthur Andersen LLP as its auditors.

Enclosed herewith for your review please find a form 8-K that we intend to file with the Securities and Exchange Commission. Item 4(a)(2) of the form 8-K contains certain disclosures relating to your engagement as required under Rule 304 of Regulation S-X. We hereby request that Arthur Andersen LLP furnish NXT with a letter addressed to the Securities and Exchange Commission, which we will file as an exhibit with the form 8-K, stating whether it agrees with the statements contained in item 4(a)(2) of the form 8-K and, if not, stating the respects in which you disagree.

We thank you in advance for your cooperation in responding to the foregoing request.

Very truly yours,

/s/George Liszicasz
Chief Executive Officer